Exhibit 99.1
MELCO CROWN ENTERTAINMENT GAINS FULL SUPPORT
FROM EMPLOYEES AND WORKS CLOSELY WITH THE MACAU GOVERNMENT
FOR ITS HUMAN RESOURCE INITIATIVES AT CROWN MACAU
New York, December 3, 2008 — Melco Crown Entertainment Limited (NASDAQ: MPEL) (“MPEL”) today announced that it has obtained consent from its employees to implement certain human resource initiatives at Crown Macau, its premier Asian VIP casino hotel in Macau. MPEL is working closely with the Macau Government to implement these initiatives.
MPEL prides itself on being a caring and socially responsible company. It believes that its employees are the single most important factor in determining its future successes and, as such, fully understands the importance of ensuring job security. MPEL believes that these employee initiatives will enhance long-term career prospects for MPEL employees in a challenging economic environment, will avoid large scale redundancies, and will provide some stability for the local Macau employment market.
The recently announced programs include: (a) unpaid leave each month for all Crown Macau staff of between two and three days; and (b) an option to take voluntary sabbatical leave to allow for travel or study. All these initiatives are to be brought into effect from the start of December 2008 and all programs are subject to individual employee consent.
MPEL places significant emphasis on providing training opportunities for its employees. MPEL has recently initiated a five month “Fast Track” training program for local pit supervisors and dealers, jointly organized with the Macau University of Science and Technology. During the term of the training program, enrolled employees continue to receive full pay for part-time work and are entitled to a training subsidy equivalent to 50% of pay during course days. Enrolled employees who successfully complete the program are guaranteed promotion at City of Dreams or Crown Macau. This is not a cost saving initiative but is representative of MPEL’s commitment to develop local management through an increased allocation of resources into training local employees who are committed to furthering their careers with MPEL.
Mr. Lawrence Ho, Co-Chairman and CEO of MPEL, said, “I have always believed that our long-term success depends first and foremost on our employees. We have insisted on exploring ways to avoid large-scale redundancies and our primary hope is to keep our employee teams together in the best shape possible. This will enable us to best deal with the current turbulence in market conditions, so that when the market revives, as it most surely will, MPEL will be best poised to benefit. This belief is also aligned with our commitment to groom employees with potential by offering additional training and fast tracking careers. We will continue to invest in the local gaming industry and to develop the next generation of industry management and leaders.”
MPEL has previously stated that it aims to have over 50 percent of senior management positions held by local Macau people within the next three years. It supports the policies of the Macau Government to ensure the sustainable development of the city. MPEL will continue to cooperate with relevant authorities in fostering the long-term healthy development of the local community.
“I would like to express my heartfelt gratitude to all our employees for their constant loyalty and support, and for continuing to place their utmost confidence in our company. We also would like to thank the Macau Government for its exceptional leadership over the past years.” Mr. Ho concluded.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. MPEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MPEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site;

increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on April 9, 2008 and other documents filed with the Securities and Exchange Commission. MPEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and MPEL undertakes no duty to update such information, except as required under applicable law.
About Melco Crown Entertainment Limited
MPEL, a NASDAQ listed company, is a developer, owner and, through its sub-concession holding company, an operator of casino gaming and entertainment casino resort facilities in Macau. Its first property, Crown Macau (www.crown-macau.com), opened in 2007. Other development projects include City of Dreams, an integrated urban casino resort located in Cotai, Macau. MPEL’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,150 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about MPEL, please visit www.melco-crown.com.
MPEL has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman and the CEO of MPEL. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also Co-Chairman and a Director of MPEL.
Investor Inquiries:
Geoffrey Davis, CFA
Senior Vice President, Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com